Exhibit 4.5

February 18, 2016

To:	David Susan as Sellers’ Representative for all of the Sellers and all of the FPSV Sellers (as defined below);

Dear Mr. Susan:

Re: Payment Schedule and Proposed Purchase Agreement

We are writing further to our recent discussions concerning the Share Purchase Agreement dated as of February 3, 2015 (the “Agreement”) by and among (i) Mer Telemanagement Solutions Ltd., a public company incorporated under the laws of the State of Israel (“MTS”), (ii) Vexigo Ltd., a private company incorporated under the laws of the State of Israel (“Vexigo”), (iii) FPSV Holdings Ltd., a private company incorporated under the laws of the State of Israel (“FPSV”), (iv) all of the shareholders of Vexigo, other than FPSV (the “Sellers”) and (v) all of the shareholders of FPSV (the “FPSV Sellers”). The current aggregate indebtedness of the undersigned to the Sellers and FPSV Sellers (without any provision for the earn-out described in the Agreement) (the "Debt") is estimated to $2.6 million as of December 31, 2015. In furtherance of such discussions and in order to resolve the payment terms of the Debt, each of MTS, Vexigo, FPSV, Sellers and FPSV Sellers, hereby agree to the following Payment Schedule:

1.
1.1   Subject to the closing of the proposed purchase agreement, attached as Exhibit A to this letter, the applicable undersigned shall deliver to the Sellers and FPSV Sellers a payment of US $500,000 on the account of the pre-closing obligation of Vexigo and FPSV to pay the previously declared dividend to them. Sellers and FPSV Sellers shall immediately invest the net amount (after tax deduction in accordance with all applicable law) of that installment, estimated to be approximately $400,000, in newly issued ordinary shares of MTS (the “Shares”) according to a proposed purchase agreement. Other interested parties in MTS may also participate in that private placement as well.

1.2    In the event the closing of the investment mentioned in paragraph 1.1 shall not occur, the following terms are applicable (in addition to the payments set out below in this letter): (1) The applicable undersigned shall pay the Sellers and FPSV Sellers $400,000 on July 10, 2017; and (2) the applicable undersigned shall on October 10, 2017 pay the Sellers and FPSV Sellers the balance due them, including the balance of the Net working Capital (“NWC”) and/or earn out (if applicable), estimated as of the date of this letter to be approximately $300,000.

2.
As part of the Debt repayment, the applicable undersigned will make an installment payment of $400,000 to the Sellers and FPSV Sellers on February 22, 2016, and additional payments of $100,000 on the 10th of each month, beginning  April 10, 2016 through the March 10, 2017 (12 payments).

3.	As a further part of the Debt repayment, the applicable undersigned will make an installment payment of $300,000 to the Sellers and FPSV Sellers on May 10, 2017.

4.
As a further part of the Debt repayment, the applicable undersigned will make an installment payment to the Sellers and FPSV Sellers on July 10, 2017, which installment shall consist of the NWC and/or earn out (if applicable), estimated as of the date of this letter to be approximately $200,000.

5.
Beginning on July 10, 2016, in the event that MTS shall have a cash balance (net of any draw down from its bank credit line) on such date or on the 10th day of any succeeding  month in excess of: (i) $3.3 million, the applicable undersigned shall pay a one-time pre-payment of $300,000 on account of the payments scheduled to be made in 2017; and (ii) in the event MTS  shall on such date or succeeding dates have a cash balance (net of any draw down from its bank credit line) in excess of $4.0 million, the applicable undersigned shall pay a one-time pre-payment of the lesser of $900,000 or the remaining Debt.

6.
If, at any time, the cash balance in MTS (net of any draw down from its bank credit line) is lower than $2.5 million, MTS shall stop all payments until cash balances return to that level. It is understood that it is more likely than not that it may occur, during the term of the payment schedule.

7.
The only compensation payable to the Sellers and FPSV Sellers for giving their consent to this deferred payment schedule will be the supplemental payment of $30,000 that shall be paid with the last installment payment due under this Payment Schedule and shall be deemed for the purpose of this letter agreement as part of the Debt.

8.	All installments will be applied in accordance with the following order: (1) Pre-closing obligation of Vexigo to pay a previously declared dividend; (2) Net Working Capital; (3) Cash Consideration.

9.
In the event of a default in the payment of any of the Debt repayments pursuant to the payment schedule set forth above, that is not cured within 30 days after written notice of such default, the entire outstanding balance of the Debt shall become due and payable to the Sellers and FPSV Sellers in accordance with the terms of the Agreement and applicable law.

10.
None of the Sellers or the FPSV Sellers are party to any contract or understanding with any other person (including any of the other Sellers or FPSV Sellers) that would result in such Seller or FPSV Seller being deemed to be beneficial owner of MTS ordinary shares together with such other persons, including the holding together of a control stake (dvukat shlita) or additional  MTS ordinary shares, or to be a controlling shareholder of MTS (as such term is defined in the Companies Law, including Section 268 thereof).

11.	(1) Capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement. (2) Other than as set forth in this letter, the Agreement shall remain unmodified.

Please indicate your acknowledgement and acceptance of the foregoing by countersigning this letter agreement and returning it to the attention of the undersigned.

Very truly yours, Mer Telemanagement Solutions Ltd. Vexigo Ltd. FPSV Ltd.

cc: Tamir Fishman Employee Benefits Ltd., as Paying Agent and Escrow Agent, Attn:
Roy Fisher, VP, Tamir Fishman Equity Plan Services, via email: RoyF@tamfish.com

Acknowledged and Agreed:

_______________________
David Susan, Sellers’ Representative